UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 000-27265

NOTIFICATION OF LATE FILING

(Check One):  ☒ Form 10-K    ☐Form 20-F ☐  Form  11-K   ☐Form 10-Q    ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: December 31, 2004

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:

      Nothing in this report shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant Internap Network Services Corporation
Former name if applicable  ___________________________________________
Address of principal executive office (Street and number) 250 Williams Street
City, state and zip code Atlanta, GA 30303

PART II
RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described below in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III
NARRATIVE

      State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

Internap Network Services Corporation (the “Company”) requires additional time to prepare and file its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “Form 10-K”). As announced in its press release dated February 24, 2005, the Company is restating its audited financial statements for the fiscal years ended December 31, 2002 and 2003, and its unaudited financial statements for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004. The Company is currently in the process of conducting additional analysis on historical information and records and completing the audit of the 2004 financial statements and restatement of prior periods. As a result of the breadth of internal work and analysis being performed, it is necessary to delay the filing of the Form 10-K in order to allow additional time to prepare the Company’s financial statements. Accordingly, the Company will utilize the 15-day extension to file the Form 10-K. The Company expects to file the Form 10-K on, or before, March 31, 2005.

As announced on February 24, 2005, we have identified a number of deficiencies in the internal control over financial reporting and a number of these deficiencies in the aggregate constitute a “material weakness” in our financial reporting process as defined by the Public Company Accounting Oversight Board (“PCAOB”) in Auditing Standard No. 2. As defined by the PCAOB, a material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The deficiencies in internal control, which our management believes constitute a material weakness in the Company’s internal controls over financial reporting in the following areas: (1) financial reporting, particularly in the accounting for leases and leasehold improvements, (2) purchases, accounts payable and fixed assets and (3) information technology general computer controls.

Consequently, management believes that it will be unable to conclude that the company’s internal controls over financial reporting are effective as of December 31, 2004, and therefore, expects that PricewaterhouseCoopers, the company’s independent registered public accounting firm, will issue an adverse opinion with respect to the company’s internal controls over financial reporting. A full discussion of the company’s internal controls will be included in its Annual Report on Form 10-K.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

David A. Buckel Vice President and Chief Financial Officer	(404) 302-9700
(Name)	(Area Code)(Telephone Number)

               (2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).

☒Yes     ☐No

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               (3)      Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes     ☐No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Prior to completing the additional analysis on historical information and records, as described in Part III, the company is unable to reasonably estimate the anticipated change in results of operations for the year-ended December 31, 2004.

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Internap Network Services Corporation
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2005	By:	/s/ David A. Buckel
David A. Buckel Vice President and Chief Financial Officer

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